UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

ZHONGCHAO INC.

(Exact name of registrant as specified in its charter)

Nanxi Creative Center, Suite 218

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Zhongchao Inc., a Cayman Islands exempt company (the “Company”) held its 2024 annual general meeting (the “Meeting”) of shareholders at 9:00 a.m. Eastern Time, on December 18, 2024, at Nanxi Creative Center, Suite 218, 841 Yan’an Middle Road, Jing’An District, Shanghai, People’s Republic of China. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to one hundred votes. Holders of a total of 885,804 ordinary shares (consisting of 336,032 Class A Ordinary Shares and 549,772 Class B Ordinary Shares), out of a total of 5,614,896 shares (consisting of 5,065,124 Class A Ordinary Shares and 549,772 Class B Ordinary Shares) issued and outstanding and entitled to vote at the Meeting have voted. Therefore, a quorum of more than one-third of all votes attaching to the total issued voting shares in the Company as of the record date of November 6, 2024 was reached. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1. Adoption of Amended and Restated Articles of Association

The shareholders approved the following special resolution for the adoption of the amended and restated articles of association (the “Amended Articles”):

“It is resolved as a special resolution that the Company adopt the Amended Articles, in the form set out in Annex A of the Proxy Statement, in substitution for, and to the exclusion of, the Company’s existing articles of association to, among other things, remove requirements for the Company to hold annual general meetings and make other consequential and administrative updates.”

For	Against	Abstain
55,280,486	32,734	12

2. Election of Class II Directors

The following individuals were re-elected as Class II directors to serve on the Board of Directors of the Company, to hold office for a five-year term.

Class II Director’s Name	For	Against	Abstain
Weiguang Yang	55,297,492	11,980	3,760

Pei Xu	55,297,472	11,980	3,780

3. Approval of the Appointment of the Independent Registered Public Accounting Firm

It was approved to appoint Prager Metis CPAs, LLC as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2024.

For	Against	Abstain
55,302,622	10,546	64

Exhibits

Exhibit No.	Description
3.1	Amended and Restated Articles of Association adopted on December 18, 2024

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhongchao Inc.

Date: December 20, 2024	By:	/s/ Weiguang Yang
Weiguang Yang Chief Executive Officer

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